

Mail Stop 3561

September 9, 2016

Mr. Thomas R. Greco
Chief Executive Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

> **Re: Advance Auto Parts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2016**
> **Filed March 1, 2016**
> **Form 8-K Filed August 16, 2016**
> **File No. 1-16797**

Dear Mr. Greco:

We have reviewed your August 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2016 letter.

Form 8-K filed on August 16, 2016

Exhibit 99.1

Reconciliation of Adjusted Net Income and Adjusted EPS

1. We note that you exclude costs associated with the General Parts integration, store consolidation and support center restructuring activities from Adjusted Operating Income, Adjusted Net Income and Adjusted EPS. Please explain to us why you concluded that these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Adjusted Debt to EBITDAR</u>

2. We note that you exclude rent expense from your non-GAAP measure EBITDAR. Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products